

Mail Stop 4720

February 3, 2017

<u>Via E-mail</u>
Jeffery J. Lappe
President
Stratford Bancshares, Inc.
307 N. Weber Avenue
Stratford, WI 54484

> **Re:**   **Stratford Bancshares, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 9, 2017**
> **File No. 024-10664**

Dear Mr. Lappe:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Information Required in Offering Circular

Cover Page

1.   We note that the valuation report prepared by Wipfli LLP estimates the fair market value for the equity of Spencer Bancorporation, Inc. to be $15,451,000 as of April 30, 2016. Given this estimate, we are unclear how you calculated the aggregate offering price of $84,178, as indicated on the cover page. Please revise the aggregate offering price or advise. Refer to the Note to Rule 251(a) of Regulation A.

Material U.S. Federal Income Tax Consequences of the Merger, page 54

2.   Please provide a tax opinion as an exhibit to your filing that supports your disclosure regarding the material tax consequences of the merger. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 128.07 for guidance.

Item 9. Management's Discussion and Analysis of Financial Condition . . . , page 73

3.   Please provide a discussion of the financial condition, changes in financial condition and results of operations for each year for which financial statements are required (i.e. interim and annual periods). Please see Item 9 of the General Instructions to Form 1-A.

Securities Being Offered, page 97

4.   We note your reference to Wipfli LLP's valuation reports regarding each holding company's common stock as of June 30, 2016. Please file the consent of Wipfli LLP regarding such reports, as required by Item 17(11) of Form 1-A.

Appendix F: Stratford Financials

5.   The association of Wipfli LLP with your financial statements provides no basis for their reliance as they have not performed a review or audit of your financial statements. Please remove the compilation report from your filing (here and within Appendices G and H), and delete any references to it in in your financial statements or elsewhere in your offering statement. Please also remove the related consents.

6.   Please provide (here and within Appendix G) interim financial statements for the corresponding interim period (i.e. September 30, 2015). Refer to paragraph (4) of Part F/S of the General Instructions to Form 1-A.

Appendix H: Pro Forma Projections

7.   We note that you provide proforma Stratford Bancshares, Inc. (Parent Company Only) balance sheet and income statement information. Please remove the parent company only proforma information. Refer to paragraph (7)(iv) of Part F/S of the General Instructions to Form 1-A and revise to present the following:

- Include a pro forma balance sheet reflecting the historical consolidated financial statements of Stratford Bancshares, Inc. (i.e. Appendix F), the historical consolidated financial statements of Spencer Bancorporation, Inc. (i.e. Appendix G), and a separate column reflecting the proforma adjustments; to clearly arrive at proforma combined Stratford Bancshares, Inc.

- Include pro forma statements of income for the latest fiscal year (i.e. December 31, 2015) and the subsequent interim period (i.e. September 30, 2016) reflecting the historical consolidated financial statements of Stratford Bancshares, Inc. (i.e. Appendix F), the historical consolidated financial statements of Spencer Bancorporation, Inc. (i.e. Appendix G), and a separate column reflecting the proforma adjustments; to clearly arrive at proforma combined Stratford Bancshares, Inc.

- Include footnotes that provide a summary of significant adjustments and assumptions used in the proforma financial statements.

Part III

Exhibits

8.   Please file an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to Item 17(12) of Form 1-A.

Signatures

9.   Please include a signature page in your next amendment, as required by Part III of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ David Lin for

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Matthew D. Rowe, Esq.